# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1200, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 09/13/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane,, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.48% of the class)
- Wafic Rida Said: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.48% of the class)
- Jennifer L. Bitterman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Jonathan Klein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Anna Massion: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Sir Michael Peat: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Wayne R. Walker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1200, DALLAS, Texas (TX), 75254

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:
This Schedule 13D is filed by:
(i) Al Shams Investments Limited ("ASIL");
(ii) Wafic Rida Said;
(iii) Jennifer L. Bitterman;
(iv) Jonathan Klein;
(v) Anna Massion;
(vi) Sir Michael Peat; and
(vii) Wayne R. Walker
Each of the reporting persons identified in (i)-(vii) (collectively, the "Reporting Persons") is a party to the Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of ASIL is: 5B Waterloo Lane, Pembroke HM 08, Bermuda. The principal business address of Mr. Said is: Flat E, 100 Eaton Square, London SW1W 9AQ, United Kingdom. The principal business address of Ms. Bitterman is: 102 Sterling Court, Syosset, NY 11791. The principal business address of Mr. Klein is: 11400 West Olympic Blvd, Suite 200, Los Angeles, CA 90064. For purposes of this Schedule 13D, the principal business address of Ms. Massion is: c/o Al Shams Investments Limited, 5B Waterloo Lane, Pembroke HM 08, Bermuda. The principal business address of Sir Michael Peat is: Home Farm, Mead Lane, Upper Basildon, Berkshire RG8 8ND, United Kingdom. The principal business address of Mr. Walker is: 1515 Market Street, Suite 1200, Philadelphia, PA 19102.
Present principal occupation or employment: The principal business of ASIL is operating as a private investment company. ASIL is wholly owned by Mr. Said. The principal occupation of Mr. Said is a self-employed businessman and philanthropist. The principal occupation of Ms. Bitterman is the Global Chief Financial Officer of GSA Group. The principal occupation of Mr. Klein is the Founder and Managing Director of Westview Capital LLC. The principal occupation of Ms. Massion is a non-executive director of Gaming Realms plc and BetMakers Technology Group Ltd. The principal occupation of Sir Michael Peat is an advisor. The principal occupation of Mr. Walker is the President of Walker Nell Partners, Inc.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: ASIL is organized as a Bermuda limited company. Mr. Said is a citizen of Canada. Each of Ms. Bitterman, Ms. Massion and Messrs. Klein and Walker is a citizen of the United States of America. Sir Michael Peat is a citizen of the United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:
On September 13, 2026, ASIL delivered a notice of nomination (the "Nomination Notice") to the Issuer by email nominating a slate of five highly qualified director candidates--Jennifer L. Bitterman, Jonathan Klein, Anna Massion, Sir Michael Peat and Wayne R. Walker (each, a "Nominee" and collectively, the "Nominees")--for election to the Board at the 2026 Annual Meeting, which is scheduled to be held on November 13, 2026. A copy of the Nomination Notice was hand delivered to the Issuer on September 14, 2026.

As evidenced by their biographies below, the Nominees collectively possess deep expertise in real estate, finance, investing, law, accounting and corporate governance.

Jennifer L. Bitterman is an experienced real estate finance executive and public-company director with more than 20 years of experience in real estate investment, asset management, capital markets, financial reporting, strategic transactions, REIT compliance and corporate governance. Ms. Bitterman currently serves as Global Chief Financial Officer of the GSA Group, a subsidiary of The DOT Group, since June 2025. Ms. Bitterman also serves as a member of the Board of Directors and Audit Committee of Franklin Street Properties Corp. (NYSE American: FSP), a publicly traded real estate investment trust focused on office properties in U.S. Sunbelt and Mountain West markets, since October 2025. From July 2023 to May 2025, Ms. Bitterman served as Chief Financial Officer of Andover Properties, LLC, a fully integrated real estate investment firm that owns and operates alternative real estate asset classes, including self-storage, car washes and manufactured housing communities. At Andover Properties, LLC, Ms. Bitterman led financial reporting for institutional capital partners, oversaw capital markets activity, banking relationships, treasury functions, audit and tax coordination, management reporting, asset management oversight and strategic initiatives, including approximately $1 billion in portfolio refinancings. From March 2023 to June 2025, Ms. Bitterman served on the Board of Directors of Dreamscape Entertainment Properties, a hospitality and entertainment company, where she chaired the Audit Committee. Prior to Andover Properties, LLC, Ms. Bitterman held several senior leadership roles at Cedar Realty Trust, Inc. (NYSE: CDR), a publicly traded REIT, including Executive Vice President, Chief Financial Officer (September 2021 to August 2022), Treasurer and Secretary. At Cedar Realty Trust, Inc., she oversaw a strategic alternatives process that resulted in the sale of the company's assets and liabilities to multiple buyers and was responsible for capital markets activity, SEC reporting and compliance, budgeting and forecasting, tax and REIT compliance, cash management, investor relations, internal reporting, information technology, data governance and human resources. More than five years ago, Ms. Bitterman held real estate investment and financial advisory roles at Morgan Stanley Real Estate, Credit Suisse and PricewaterhouseCoopers LLP. Her experience includes asset management for substantial office, retail and senior housing portfolios, REIT equity research, financial due diligence, valuations, annual strategic planning, acquisitions diligence and dispositions. Ms. Bitterman earned a Bachelor of Business Administration with High Distinction in Finance and Accounting from the University of Michigan's Ross School of Business. She is a member of ICSC and serves on the advisory boards of the Weiser Center for Real Estate at the Ross School of Business and previously served on Cold Spring Harbor Laboratory's Corporate Advisory Board.

ASIL believes Ms. Bitterman's experience with REITs and clear track record of leadership in the financial services industry qualifies her to serve as a director of the Issuer.

Jonathan Klein has served as the Founder and Managing Director of Westview Capital LLC since June 2023, where he focuses on acquiring multifamily and commercial assets and originating high-yield credit investments. He is a real estate investor and operator with more than 30 years of experience across acquisitions, development, structured finance, distressed debt, and complex special situations, with over $10 billion of transaction experience. Prior to founding Westview Capital LLC, Mr. Klein served as principal of JEK Ventures LLC, a private investment company he founded in late 2019, until founding Westview Capital in 2023. During this period, he also served as Managing Director in the real estate group at Sixth Street Partners, a leading global investment firm, from June 2021 to July 2022, where he led investment strategy and execution across a wide range of real estate equity opportunities. Mr. Klein advised on the formation and execution of National Realty Trust, a private REIT recapitalization involving 549 KinderCare assets, in a transaction that included approximately $475 million of equity and $641 million of debt financing. Mr. Klein previously spent over a decade at Fortress Investment Group LLC, an investment firm, including as a Partner and Managing Director from January 2007 to August 2019, where he led U.S. real estate equity investments and executed a broad range of large-scale and complex transactions. Earlier in his career, Mr. Klein co-founded TriCap Holdings, a high-yield real estate lending platform, and Diversified Property Group, a residential and commercial real estate development firm, in 2003. He began his career at Strategic Resources Corporation where he advanced from Analyst to Managing Director and played a key role in acquiring real estate-related assets, from 1994 to 2002. Over the course of his career, Mr. Klein has invested across the United States, Canada, Mexico, and Europe and has developed longstanding relationships with lenders, investors, developers, and brokers. Mr. Klein holds a B.A. from the University of Hartford and a Master of Science in Real Estate Finance from New York University.

ASIL believes that Mr. Klein's significant experience investing across property types, including multifamily, manufactured housing, industrial, office and retail, and identifying, structuring and executing complex transactions across the capital stack, with a disciplined focus on downside protection and value creation, qualifies him to serve as a director of the Issuer.

Anna Massion serves as a Non-Executive Director for two public companies: Gaming Realms plc (LON: GMR), a leading B2B developer of gaming content, since November 2022 and BetMakers Technology Group LTD (ASX: BET), a leading global provider of B2B wagering technology and services, since March 2022. From June 2019 to July 2025, Ms. Massion served as a Non-Executive Director at Play AGS LLC, a global entertainment and gaming company and at Playtech, PLC, a leading platform, content and services provider in the online gambling industry, from April 2019 to February 2025. From October 2021 to October 2023, she served as a Non-Executive Director at Artemis Strategic Investment Corporation, a special purpose acquisition company. In her capacity as a Non-Executive Director, she has chaired numerous committees, including Remuneration, Risk & Compliance, Nomination & Governance, and Audit. Prior to such board roles, Ms. Massion was a Senior Analyst for PAR Capital Management from 2014 to 2019. Ms. Massion also served as a Director of Gaming, Lodging and Leisure Research at Hedgeye Risk Management, LLC, from 2008 to 2014, as Vice President/Senior Research Analyst, Global Equity Fund, at Marathon Asset Management LP from April 2008 to October 2008 and in various roles at J.P. Morgan Securities from 2001 to 2008, including, most recently, as Vice President on the Proprietary Trading Desk from 2004 to 2008. Ms. Massion holds a B.S. in Economics, Concentration in Finance, Minor in Russian and an M.B.A. in Finance, Major in Finance, from The Wharton School at the University of Pennsylvania.

ASIL believes that Ms. Massion's extensive experience as an investment and finance professional and as an independent director of companies across various industries qualifies her to serve as a director of the Issuer.

Sir Michael Peat has served as an advisor to Lord Michael Hintze since October 2011 and to Deltroit Asset Management Limited, Lord Hintze's investment management company, since April 2024 and as a director and trustee of The Hintze Family Charitable Foundation since June 2013. He also currently serves as a non-executive director of Dikler Farming Company Limited (since May 2025), MHPF (UK) Limited (since May 2023), MHPF (Holdings) Limited (since September 2024), SMH Woodland Limited (since May 2025) and SMH Investments Limited (since May 2023), each a privately held company engaged in farming, property or investment management. Sir Michael Peat studied law at Trinity College, Oxford, before qualifying as a Chartered Accountant in 1975 and completing an M.B.A. at INSEAD in 1977. He was admitted as a partner at KPMG (London) in 1985, a position he held until 1993, and, in that capacity led a consultancy study into the management and finances of the Royal Household from 1986 to 1987. Asked subsequently to implement his recommendations, he did so initially on secondment from KPMG (London) before joining the Royal Household permanently in 1993. During his eighteen years in royal service, he held a number of senior positions, including serving as Keeper of the Privy Purse and Treasurer to The Queen from 1996 to 2002, Receiver General of The Duchy of Lancaster from 1996 to 2002, and Principal Private Secretary to The Prince of Wales and the Duchess of Cornwall from 2005 to 2011. He also served as a member of the Duchy of Cornwall's Council and chairman of The Prince's Charities Foundation before retiring from the Royal Household in 2011. He previously served as an advisor to Safinvest International Limited from November 2011 until June 2026. His board career has been broad and varied. He served as a non-executive board member and member of the audit committee of Deloitte UK from 2011 to 2019, as non-executive director and chairman of the audit committee of M&C Saatchi plc from 2016 to 2019, as partner and chairman of the board and audit committee of CQS (UK) LLP, a regulated investment advisory and management business, from 2015 to 2021, and as non-executive chairman, director and chairman of the audit committee of CQS Management Ltd. from 2013 to 2024, and as non-executive director and chairman of the audit committee of Arbuthnot Latham & Co Ltd. from 2015 to 2021. He also served as a non-executive director of Mead Underwriting Limited, a Lloyd's of London underwriter, from January 2023 to October 2025, and as non-executive chairman of The Regeneration Group Ltd., a UK property investment company, from 2015 to 2022. He also served as a non-executive director of Architekton Limited, a UK property development company, from 2016 to 2021, and as a non-executive director of Our Place Sustainable Development Limited (formerly Architekton Works Limited), a UK property development and construction company, from 2017 to 2021. He served as a non-executive director of MH Premium Farms Pty Ltd, an Australian farming company, from 2019 to 2021. Sir Michael Peat was a member of the board of trustees of The Said Foundation from January 2014 until June 2026. In addition, Sir Michael was a partner in the Wycliffe Grange Farm Partnership, a farming and cottage rental partnership operated at his home in Berkshire, from 1975 until August 2024. His non-executive roles have also included serving as the senior independent non-executive director and chairman of the audit committee of Evraz PLC, an LSE-listed steel and mining group, from 2011 to 2022, and as non-executive chairman and chairman of the audit committee of GEMS MENASA Holdings Limited (and, from September 2021, GEMS MENASA (Cayman) Limited), one of the world's largest private education groups, from 2013 to 2024. Sir Michael Peat was a fellow of Eton College from 2002 to 2011 and was awarded the Institute of Chartered Accountants in England and Wales Outstanding Achievement Award in 2018.

ASIL believes that Sir Michael Peat's robust financial expertise and track record of excellence qualify him to serve as a director of the Issuer.

Wayne R. Walker has served as President of Walker Nell Partners, Inc., an international business consulting firm, since founding the firm in 2004. Earlier in his career, Mr. Walker served as Partner at ParenteBeard LLC (n/k/a Baker Tilly Virchow Krause, LLP), an accounting firm, from 2001 to 2004, and as Senior Legal Counsel at E. I. du Pont de Nemours and Company (n/k/a DuPont de Nemours, Inc.; NYSE: DD), a chemicals, agriculture and specialty products company, from 1984 to 1998. Mr. Walker currently serves on various public and private boards of directors: director at Pitney Bowes, Inc. (NYSE: PBI), a technology driven digital shipping, mailing solutions and financial services company (since 2025); director at Outdoor Holding Company (formerly AMMO, Inc.; NASDAQ: POWW) (and owner of GunBroker.com), the largest online marketplace for firearms, hunting and related products, where he chairs the Nomination and Corporate Governance Committee and Compensation Committees (since 2022); director at Petros Pharmaceuticals, Inc. (OTC: PTPI), a men's health company (since 2020); Fabric.AI (formerly StableX Technologies, Inc.; NASDAQ: SBLX), a company focused on the movement of data between powerful computer systems (since 2020); and PharmaCyte Biotech, Inc. (NASDAQ: PMCB), a clinical stage biopharmaceutical company committed to developing novel therapies for age-related diseases and autoimmune and inflammatory conditions (since 2022). Mr. Walker's previous service on boards includes WRAP Technologies, Inc. (NASDAQ: WRAP), a global public safety technology and services company, from 2018 to 2023, where he was chairman of the board; Pitcairn Trust Company, a national advisor to family offices, from October 2018 to 2022, where he chaired the Compensation Committee; BridgeStreet Worldwide, Inc., a leading provider of furnished apartments to corporations, from 2013 to 2014, where he was chairman of the board; and Last Call Operating Companies, an owner of various national restaurants, from 2016 to 2018, where he was chairman of the board. Mr. Walker has also served on the board of directors of Eagleville Hospital, a behavioral health organization, since 2015, and previously, he served on the boards of directors of National Philanthropic Trust, a public charity with assets of $49 billion under management dedicated to providing philanthropic expertise to donors, from 2013 to 2020, where he was chairman of the board of trustees; the Board of Education of the School District of Philadelphia, which oversees the education of 198,000 students with a $3 billion budget, where he was vice president; and Habitat for Humanity International, a global housing organization, from 1992 to 1998, where he was chairman of the board. Mr. Walker earned a B.A. from Loyola University New Orleans and a J.D. from the Columbus School of Law at the Catholic University of America.

ASIL believes that Mr. Walker's business experience and significant experience as a public-company director, with expertise in finance, law, organizational transformation and corporate transactions, qualify him to serve as a director of the Issuer.

ASIL believes that each of the Nominees meets the director qualifications requirements set forth in the Issuer's Corporate Governance Guidelines, as revised on March 24, 2023.

On September 14, 2026, ASIL issued a press release regarding ASIL's submission of the Nomination Notice (the "Nomination Notice Press Release"), a copy of which is attached hereto as Exhibit 99.1. The Nomination Notice Press Release announced the delivery of the Nomination Notice and set forth information regarding each of the Nominees.

The foregoing summary of the Nomination Notice Press Release does not purport to be complete and is subject to, and qualified in its entirety by the full text of the Nomination Notice Press Release.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:
Each of ASIL, Mr. Said, Ms. Bitterman, Ms. Massion, Mr. Klein, Sir Michael Peat and Mr. Walker (each, a "Participant" and collectively, the "Participants") may be deemed to be a member of a "group" with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own an aggregate of 6,513,000 shares of Common Stock. Each Participant disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own, except to the extent of his, her or its pecuniary interest therein.
The foregoing is based on 68,679,318 shares of Common Stock outstanding as of August 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in items 7, 8, 9, 10 and 11 of the cover pages to this Amendment is incorporated herein by reference.
ASIL directly owns all of the above referenced 6,513,000 shares of Common Stock. Each of Ms. Bitterman, Ms. Massion, Mr. Klein, Sir Michael Peat and Mr. Walker directly holds 0 shares of Common Stock.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than ASIL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:
The Participants entered into a Joint Filing and Solicitation Agreement (the "JFSA") pursuant to which, among other things, (i) the Participants agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) the Participants agreed to form a group to solicit proxies for the election of the Nominees to the Board at the 2026 Annual Meeting (the "Solicitation"), (iii) ASIL must pre-approve any transactions in the securities of the Issuer by the Nominees and (iv) ASIL agreed to bear all pre-approved expenses incurred in connection with the Participants' activities. The JFSA is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Each Nominee has granted ASIL a power of attorney (collectively, the "POAs") to execute certain SEC filings and other documents, as necessary, in connection with the Solicitation and any related transactions. Such POAs are attached hereto as Exhibits 99.3-99.7 and incorporated herein by reference.

ASIL has entered into separate indemnification letter agreements with each of the Nominees (collectively, the "Indemnification Agreements"), substantially in the form attached hereto as Exhibit 99.8 and incorporated herein by reference, pursuant to which it has agreed to indemnify the Nominees against certain claims arising from the Solicitation and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominees in their capacities as directors of the Issuer, if so elected.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:
Exhibit 99.1 Press Release, issued on September 14, 2026
Exhibit 99.2 Joint Filing and Solicitation Agreement
Exhibit 99.3 Power of Attorney for Jennifer L. Bitterman
Exhibit 99.4 Power of Attorney for Jonathan Klein
Exhibit 99.5 Power of Attorney for Anna Massion
Exhibit 99.6 Power of Attorney for Sir Michael Peat
Exhibit 99.7 Power of Attorney for Wayne R. Walker
Exhibit 99.8 Form of Indemnification Agreement

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (09/15/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (09/15/2026)
- Jennifer L. Bitterman: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (09/15/2026)
- Jonathan Klein: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (09/15/2026)
- Anna Massion: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (09/15/2026)
- Sir Michael Peat: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (09/15/2026)
- Wayne R. Walker: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (09/15/2026)